Exhibit DVII

SCHEDULE A

Fund	Expense Limit

Schwab Tax-Free Bond Fund	49 bps
Schwab California Tax-Free Bond Fund	49 bps
Schwab Short-Term Bond Market Fund	29 bps
Schwab Total Bond Market Fund	29 bps
Schwab GNMA Fund	55 bps
Schwab Intermediate-Term Bond Fund	45 bps
Schwab Global Real Estate Fund	105 bps

Dated as of May 2, 2007

Amended as of July 1, 2009, June 15, 2011, September 25, 2012, December 4, 2012 and March 1, 2017